Filed by Cardinal Health, Inc.
                  Pursuant to Rule 425 under the Securities Exchange Act of 1933
                      Subject Company: Syncor International Corporation 000-8640






                       CARDINAL HEALTH'S TRADING ACTIVITY

                           Moderator: Steve Fischbach
                                  July 2, 2002
                                   2:30 pm CT


Operator:             Good afternoon my name is Elizabeth and I will be your
                      conference facilitator today. At this time I would like to welcome everyone to the Cardinal Health conference call.
                      All lines have been placed on mute to prevent any background noise.

                      After the speaker's remarks there will be a question and answer period. If you would like to ask a question during this time simply press star then the number 1 on your telephone key pad. If you would like to withdraw your question press the # key.

                      Thank you Mr. Fischbach you may now begin your conference.

Steve Fischbach:      Thank you good afternoon and welcome. I know
                      this is an unusual call for Cardinal but thanks for joining us today, I know we have a big crowd. Speaking on our call today will be Bob Walter, Chairman and CEO but before we begin I would like to remind everyone that some of the information discussed on today's call includes forward-looking statements.


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                      In addition, in connection with our proposed acquisition
                      of (Syncor) International; (Syncor) intends to mail a proxy statement and prospectus to stockholders and Cardinal Health, intends to file registration statement related to that transaction. Information about the transaction is available from Cardinal and (Syncor).

                      At this time I'll turn the call over to Bob Walter to begin today's discussion.

Bob Walter:           Good afternoon. Well I guess we've proven that we
                      can organize a call on short notice. I think we have on this call between two and three times the number of interested investors that we have on any of our normal calls.

                      Let me say up front there will not be any surprises, continued good performance by Cardinal. We are in an unusual time where the environment is full of suspicion rather than trust. That pendulum is clearly swung. It will swing back.

                      Last Thursday a corporation said we are not subject to accounting investigation and strongly believe that its accounting is appropriate. The Corporation founded in 1908
                      - $177 billion in revenues and we're the largest US corporation that was General Motors.

                      So last Thursday was General Motors day for talking about the quality of what they do. Today is our day and next week some other outstanding company will respond. As I say the pendulum will swing back more to trust rather than to suspicion.

                      Investors need to have confidence in the future and frankly if you can't trust the reporting of the past how can you trust forecasts for the future. Let me deal with the issue of the past, the present and the future.


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                      In the past on August 3 of this year we will have 19 years since our initial public offering. That's 19 years of living to a consistently high level of operational, ethical and financial performance in our dealings with customers, associates and shareholders.

                      The 19 years of open communications of our expectations for the future, we have 19 years of detailed reporting and we now report in four segments with a lot of detail within each one of those segments.

                      We have 19 years of meeting or exceeding our financial expectations and 19 years of responsible conservative accounting. We have 19 years of - without disagreements with outside auditors, no unusual accounting - I would remind everybody that 98% of our revenues are from cash receipts.

                      We have demonstrated a conservative approach over a very long period of time. Our earnings approximately equal our cash flow which is a very good test. We will - our earnings this year will be more than 85% of our - our cash flow I'm sorry will be more than 85% of our earnings.

                      Our level of debt is low and it always has been; another reflection of our conservatism. The top level management, here I'm referring to myself, has been in place all of these 19 years, so I take a great deal of pride in this ethical high performance standard environment.

                      Let's deal with the present. We are under no investigation by the SEC, DEA, FDA or any other regulatory body. Recognizing that these regulatory bodies have on-going and routine reviews, but they are normal and routine.

                      Our transition from Arthur Andersen to Ernst & Young is normal and customary. It is smooth, it is timely, it has no surprises, it's very straight forward and our yearend audit will be completed and earnings released on schedule.

                      Cardinal has always received an unqualified clean audit opinion. Cardinal has fully complied with all accounting rules and regulations, FASB and the SEC. The Auditor change in 1999 was a result of a comprehensive process that included the audit committee and involved all of the public accounting firms.

                      The decision to select Arthur Andersen was made - was based on the assessment that they were the most qualified firm to serve Cardinal at that time.

                      Upon changing from Deloitte & Touche to Arthur Andersen, Deloitte & Touche filed a letter with the SEC confirming that there were no accounting issues or disagreements with the Company that lead to their dismissal. That letter is available to the public as part of the 8K filing that we made relative to the auditor change.

                      Our auditor change from Arthur Andersen to Ernst & Young was precipitated by the difficulties encountered by Anderson as a firm. Once again our decision to change was based upon a comprehensive process that involved the audit committee and all of the public accounting firms.

                      We selected Ernst & Young. Anderson filed a letter with the SEC confirming that there were no accounting issues or disagreements with the Company that lead to their dismissal. That letter is available to the public as part of the 8K filing that we made relative to the auditor change.

                      During these past 19 years we have demonstrated consistent growth, rising returns on sales and capital, increased diversity of earning sources, dramatic increases in internal growth and in share market gains, all done with relatively little debt and straight forward accounting.

                      This is a dramatic story of performance over a very long period of time. We've demonstrated long-term increases in strength in our market and in our financial and economic resources.

                      Ours is not a quick one-time rise that might cause one to consider whether there is a short half light to a shooting star. We are marathon runners and darn good at it.

                      Now the future for us; I want to reaffirm the 2002, reaffirm our fourth quarter expectations are to meet consensus estimates of 73 cents a share. I want to reaffirm that 2002 earnings will therefore reach consensus of $2.63. I would like to reaffirm for 2003 expectations for a 20% earnings growth, again with rising returns and strong cash flow.

                      I want to reaffirm our cash flow expectations for our fourth quarter which is our largest cash flow quarter and affirm therefore our cash flow expectations for the full 2002 of $800 million to $900 million. And you will see in 2003 similar cash flow as we move into that year.

                      I want to confirm that our debt levels have and will continue to stay conservative. Now why could I have such confidence in the predictability of our future?

                      First of all we are in growth non-cyclical diverse large markets. They're all around health care. We have market leading positions in those markets. We have superior resources.

                      There is a recurring nature of our business and we have long-term relationships with these customers. We continue to investment spend for the future and we build a cohesive strategy built around health care.

                      We know our markets and we know our business well. Let me summarize by saying in the last two weeks I've given presentations at two analyst's conferences and the theme for both of those was growth, rising returns, low risk in uncertain times.

                      How appropriate those themes is for us today. I just didn't realize how uncertain these times are for many investors, but that theme describes Cardinal. I want to confirm growth. I want to confirm that we'll continue to have rising returns and I want to assure that the risks around Cardinal are just the normal risks in any business.

                      They're manageable, they are not large, they are within our plans. And they're certainly not in the area of any past or future misrepresentation of accounting our recordings.

                      I want to open this up to any questions. Operator could you open this up for questions please.

Operator:             At this time I would like to remind everyone if you would
                      like to ask a question please press star then the number 1 on your telephone key pad. We'll pause for just a moment to compile the Q&A roster.

                      Your first question comes from (David Risenger) of Merrill Lynch.

(David Risenger):     Thanks very much and thank you for hosting this
                      call Bob. Would you please comment on the current audit process that E&Ys going through for fiscal '02 and just reconfirm that they are not re-auditing fiscal '00 and '01 and also just let us know when you expect the audit to be completed and the 10K to be filed.

Bob Walter:           They would - I've got (Dick) here and I'll let
                      (Dick) tell you what the process is. Let me give an overview. It's a normal process when you change from one auditor to the other, you know, I would remind everybody
                      Cardinal had the same auditor for 27 years.

                      We made a change at the time shortly after the merger well with (Allegiance) and chose Arthur Andersen at that time. We would not choose to change auditors, it's not our choice to change auditors but our accounting is so straight forward and our financial systems in place that it's relatively simple.

                      Let me turn it over to (Dick) what the - to explain what that process is. I would say to you - we announced about six weeks ago that our fourth quarter earnings announcement would be on August 6.

                      That's frankly about four or five business days later than normal because I'm in Alaska with my family and I think I ought to be here for our fourth quarter earnings announcement. But any way other than that we would be about three or four days earlier. So the audit will be done way before that.

                      (Dick) you want to comment on the process.

(Dick): Yes (David) E&Y will be the auditors for fiscal 2002. They are not required and have no need to do any re-auditing of 2000 or 2001. Those audits were performed by Anderson and their audit opinion will remain intact.

                      In terms of filing the 10K, you know, we're on our normal timeline to, you know, file our 10K, you know, right around the end of August early September.

(David Risenger):     Great thanks very much.

Operator:             Your next question comes from (Robert Willabe) of Credit
                      Suisse First Boston.

(Robert Willabe):     Thank you do you for - what's left under the share
                      repurchase program and do you foresee any acceleration there at the current levels?

Bob Walter:           Hey Bob we have a share repurchase authorization
                      of approximately $500 million and I've been saying publicly that I expect that we will have over the next three years in excess of $3 billion of excess cash flow.
                      And I've been saying that I would expect to both invest those funds in new ventures in the Company and to also use some of those funds for share repurchase.

                      We've not announced an expansion to the share repurchase program. I think at the end of the last quarter we announced where we will run this share repurchase program so far of the $500 million (Dick) I think it was something like $100 some million, $116 million so we have a lot of capacity under the current program and we certainly have a lot of cash flow.

                      Our debt at the end of last quarter was below 20%. Debt to total capital as I said we will have extremely strong cash flow in our fourth quarter so

                      I certainly share repurchase opportunities, we're going to be aggressive about it. We just haven't thought through yet, you know, at what level we will - how much we might expand that program.

                      Other questions?

Operator:             Okay your next question comes from (Chris McFadden) of
                      Goldman Sachs & Company.

(Chris McFadden):     (Unintelligible) Bob. Two questions if I might.
                      Firstly is there any element of your pending relationship, your pending merger with (Syncor) that would be potentially dislocated because of some of the share value decline that we've seen, and then secondly you along with 900 other companies were included in a list published by the SEC late last week asking for yourself and (Dick) to swore an affidavit concerning financial reporting.

                      Could you just comment on that process and how you and
                      (Dick) would plan to respond to it and under what timeline? Thank you.

Bob Walter:           Okay with regard to (Syncor) the merger agreement
                      is on file and so that's a public document today, the merger agreement is - provides for a fixed exchange ratio and without a collar.

                      And with regard to sworn affidavits I don't know what all the details of it are, I certainly don't have any problem swearing, attesting to the financial health and accuracy of our financial statement. I'm sure (Dick) doesn't either but (Dick) you might comment on - you might comment on what you've read so far.

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(Dick):               Yes, you know, on that (Chris) I think it's consistent we
                      have been in prior years provided a management responsibility statement so we've already been taking that responsibility and signing for it personally. I think, you know, just making all companies do that and from a timing perspective I think we're required to do that with the filing of our annual 10K.

(Chris McFadden):     Thank you.

Operator:             Your next question comes from (John Creegar) of
                      (Folum Blair).

(John Creegar):       Thanks very much. Once your first audit is
                      complete with E&Y will you still need to deal with trying to get consent from Arthur Andersen to publish historical financials?

Bob Walter:           Let me ask (Dick) and (Dick) may comment on this
                      whole thing - process. He knows the technical aspects.
                      It's hard to get somebody to attest to something if they don't exist. And I think the SEC contemplated - I think that might be a problem in the future for all of the public clients of Arthur Andersen's, so they provided for exactly what words you can use and how you go about this thing.

                      So assuming there's somebody on the other side to sign something then I would tell you as an example in the Columbus office I'm told that there's less than a handful, less than a handful of people that are still even in the Columbus office, but (Dick) why don't you talk about what is the process.

                      I'm going to say this is not a complicated accounting company for starters and so its relatively easy for a new accounting firm to step in here, but (Dick) why don't you comment on both of those things I...

(Dick): Yes I guess in terms of when a consent would be required, basically Arthur Andersen are the auditors of record for our fiscal 2000 and 2001 years, so any time we want to use those audited financial statements if Arthur Andersen were still in existence we would have obtained a consent from them in terms of their acknowledgement of our use of that financial information.

                      So in the future any time we have a registration statement or filing where we incorporate those financial statements into that filing, we would have required a consent from Arthur Andersen. We'll avail ourselves of the, you know, the disclosure that we made in the S8 that the SEC has provided, you know, discussing the fact that Arthur Andersen doesn't have the personnel available to provide that consent.

                      So I guess any time you see the 2000 or 2001 financial statements that will be the kind of disclosure you'd expect to see.

(John Creegar):       Great thanks (Dick).

Bob Walter:           I think any  comment  on just on - my comment  on is
                      relatively straight forward. We don't have complicated partnerships and things like this. Just a transition from one auditor to another in our case.

(Dick): I think that is a good point in terms of the ease of transition, I think (Bob) mentioned in his remarks that, you know, 98% of our revenues come from transactions where the produce is delivered and so there's not a, you know, there's not a situation where you have unusually complex or sophisticated off-balance sheet financing or transactions that would make the audit overly complex.

                      Cardinal's not a large company with, you know, a significant business but, you know, in the overall scheme of things I think our accounting is straight forward and, you know, relatively easy for the auditing firm to get their hands around.

Bob Walter:           Okay we'll take one more question and then we'll try and
                      wrap it up here.

Operator:             Your final question comes from (Lisa Gill) of JP Morgan.

(Lisa Gill):          Actually my questions  have been answered and my question
                      was just going to be about the difficulty of the audit process moving from one to the other.

                      (Dick) if you can just elaborate a little bit though - just being a previous auditor myself - I'm wondering are they going to review the 2001 audit findings from Arthur Andersen. I mean what do they do to get themselves comfortable with Cardinal and as far as the previous audit findings that Arthur Andersen had?

(Dick): You know, the auditing standards provide for successor and predecessor auditor cooperation and Arthur Andersen has been extremely helpful and willing to cooperate in that process so part of the procedures that E&Y has already performed has been a review of those prior years work papers to allow them to both become educated and help establish their audit base for the 2002 year.

(Lisa Gill):          Okay great thanks.

Bob Walter: Okay thank you for attending. I view this as an opportunity, I've seen it before. The pendulum as I talked about, the pendulum between suspicion and trust is shifted for general corporate America. You should be confident in

                      Cardinal, confident about the industry which we compete, confident of our positions and confident in the way we report to you.

                      So we will have our fourth quarter earnings announcement on August 6 and I expect that to be upbeat. Thank you very much.

Operator:             Thank you this concludes today's Cardinal Health's
                      Conference Call.  You may now disconnect.


                                       END